FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 11, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F   X            Form 40-F
                                 ---                      ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                      No   X
                            ---                    ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                      No   X
                            ---                    ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                      No   X
                            ---                    ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                 Total Pages: 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                Smith & Nephew plc
                                                (Registrant)


Date: December 11, 2003                    By:  /s/ Paul Chambers
                                                -------------------
                                                Paul Chambers
                                                Company Secretary

Smith & Nephew plc      T44(0)207 401 7476              We are Smith & Nephew
15 Adam Street          F44(0)207 960 2350
London WC2N 6LA         www.smith-nephew.com
England





BSN ACQUISITION OF CASTING & SPLINTING
BUSINESS OF DEPUY INC

11 December 2003


Smith & Nephew plc notes that BSN Medical, its 50/50 joint venture with Beiersdorf AG, has today announced its intention to acquire the casting and splinting business of DePuy, Inc., a Johnson & Johnson company, which has global sales of $42m.

This acquisition, which will be financed out of the existing non-recourse bank facilities of BSN Medical, is a further step in establishing BSN as a major independent medical devices company.

The transaction is subject to merger clearance in a number of national authorities in Europe. BSN hopes to complete the transaction by the end of the first quarter of 2004.

About us

Smith & Nephew (LSE:SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself in the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 7,500 employees and operates in 32 countries around the world, generating sales of (GBP)1.1 billion.


Enquiries:

Smith & Nephew
Peter Nind                                        Tel: +44 (0)20 7401 7646
Corporate Affairs Manager

Financial Dynamics
David Yates                                       Tel: +44 (0)20 7831 3113







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